April 9, 2010

Ms. Amanda Ravitz

Branch Chief—Legal

United States Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Re:	Landry’s Restaurants, Inc.

Form S-4

Filed February 12, 2010

File No. 333-164887

Dear Ms. Ravitz:

On behalf of Landry’s Restaurants, Inc. (the “Company”) and the domestic restricted subsidiaries acting as guarantors in the above-referenced filing, we hereby submit Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Form S-4”) as well as the following response to your letter dated March 12, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form S-4.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.

Exhibit 5.1

1.	The opinion makes an inappropriate assumption that “the Guarantors (other than the Covered Guarantors) are validly existing and in good standing under the laws of their respective jurisdictions of incorporation.” This is an inappropriate assumption to make. An opinion may refer to another than opines that such is the case, but it may not make this assumption. Please revise.

Response: We have complied with this comment by revising our legal opinion to remove this assumption, which revised opinion has been filed as Exhibit 5.1 to the amended Form S-4.

Ms. Amanda Ravitz

April 9, 2010

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/S/ ARTHUR S. BERNER
Arthur S. Berner

cc:	Tilman J. Fertitta

Steven L. Scheinthal

William B. Nelson